UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. ___)

                  SPIROS DEVELOPMENT CORPORATION II, INC.
              ------------------------------------------------
                             (Name of Issuer)

              Callable Common Stock, par value $.001 per share
               (Formerly traded as part of Spiros Development
                       Corporation II, Inc. Units)
              ------------------------------------------------
                       Title of Class of Securities)

                                848936100
              ------------------------------------------------
                              (CUSIP Number)

                               Jon L. Mosle
                           HBK Investments L.P.
                      300 Crescent Court, Suite 700
                           Dallas, Texas  75201
                              (214) 758-6107
              ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 10, 2000
              -------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 240.13-1(f) or 240.13d-1(g),
check the following box:                                   [     ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (continued on following pages)
                              Page 1 of 4 pages

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes").

                                    13D

CUSIP No.	848936100
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(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     HBK Investments L.P.
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  [    ]
                                             (b)  [    ]
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(3)  SEC USE ONLY


-----------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
     WC, OO
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                            [       ]
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                              (7)  SOLE VOTING POWER
NUMBER OF                          935,400
SHARES
BENEFICIALLY                  (8)  SHARED VOTING POWER
OWNED BY                           0
EACH
REPORTING                     (9)  SOLE DISPOSITIVE POWER
PERSON WITH                        935,400

                             (10)  SHARED DISPOSITIVE POWER
                                   0
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      935,400
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [     ]
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.8%
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(14)  TYPE OF REPORTING PERSON*
      PN
-----------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
                            Page 2 of 4 Pages

                                       13D

CUSIP No. 848936100

Item 1.     Security and Company

     This Statement on Schedule 13D (this "Statement") relates to shares of Callable Common Stock, par value $.001 per share (the "Shares") of Spiros Development Corporation II, Inc. (the "Company"). The Company's principal offices are located at 7475 Lusk Boulevard, San Diego, California 92121.

Item 2.     Identity and Background.

     (a)-(c) This Statement is being filed by HBK Investments L.P., a Delaware limited partnership ("HBKI"). The principal business of HBKI is acting as investment manager to an investment fund. The Shares described herein as beneficially owned by HBKI are held by HBK Master Fund L.P., a Cayman Islands limited partnership ("Master Fund"). HBKI has sole voting and dispositive power over such Shares pursuant to an Investment Management Agreement with Master Fund. Accordingly, Master Fund has no beneficial ownership of such Shares within the meaning of Rule 13d-3 under the Act.

HBKI is controlled by HBK Partners II L.P., a Delaware limited partnership ("HBK Partners II"), which in turn is controlled by HBK Management L.L.C., a Delaware limited liability company ("HBK Management"). The individual members of HBK Management (the "Members") include Harlan Korenvaes, Ken Hirsh, Laurence Lebowitz, William Rose, Richard Booth, Jamiel Akhtar and David C. Haley, each of whom is an officer of HBKI. Pursuant to Instruction C to Schedule 13D, information is included herein with respect to HBKI, HBK Partners II, HBK Management and the Managers (collectively, the "Item 2 Persons"). The business address of each Item 2 Person is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

     (d) None of the Item 2 Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Item 2 Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each Member is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

The total amount of funds required for the purchases listed in Item 5 was approximately $10,335,000. Such funds were obtained by Master Fund from its working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business at Morgan Stanley & Co. Incorporated. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.


Item 4.     Purpose of Transaction

HBKI acquired the Shares (for the account of Master Fund) in the ordinary course of business for investment purposes.

On February 14, 2000, Dura Pharmaceuticals, Inc. ("Dura") issued a press release announcing that it had made an offer to the board of directors of the Company to acquire all of the outstanding Shares by means of a tender offer followed by a merger, subject to the negotiation and execution of satisfactory agreements, and that the Company has formed a committee of independent directors to consider the Company's strategic alternatives, including any transactions proposed by Dura. In connection with the Dura proposal, or any other proposal that may be advanced with respect to the Shares, the Item 2 Persons may engage in communications regarding the Shares or the Company, including its operations, with one or more shareholders of the Company, one or more officers or other representatives of the Company or Dura and one or more members of the board of directors of the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Item 2 Persons has any plans or proposals related to or that would result in any of the actions or transactions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. The Item 2 Persons reserve the right to acquire or dispose of Shares and to formulate other purposes, plans or proposals regarding the Company or the Shares beneficially owned by HBKI to the extent deemed advisable in light of general investment policies, market conditions and other factors. No Item 2 Person has made a determination regarding a maximum or minimum number of Shares that it may hold at any point in time.

Item 5.     Interest in Securities of the Issuer

     (a), (b) On the date hereof, HBKI beneficially owns, as investment adviser to Master Fund, 935,400 Shares, constituting approximately 14.79% of the 6,325,000 issued and outstanding Shares, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999. HBKI, as investment adviser to Master Fund, has sole voting and dispositive power with respect to such Shares. By virtue of their control over HBKI, each of the other Item 2 Persons may also be deemed to be the beneficial owner of such Shares.

     (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by HBKI, as investment adviser to Master Fund, in the past sixty days are as follows:

                        NO. SHARES PURCHASED (P)      PRICE
TRADE DATE              OR SOLD (S)                   PER SHARE

01/06/00                 160,400        (P)            *
02/08/00                 300,000        (P)            $10.50
02/09/00                 160,000        (P)            $11.50
02/10/00                 315,000        (P)            $12.00

* - reflects the separation of the Spiros Development Corporation II, Inc. Units (the "Units") into underlying Shares and Dura Pharmaceuticals, Inc. Warrants.

In each case (except for the Shares acquired upon separation of the Units), the Shares were acquired on the Nasdaq National Market in negotiated block trades.

     (d) Master Fund has the right to receive dividends from, and the proceeds from the sale of, all of the Shares beneficially owned by HBKI.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable.

Item 7.     Material to be Filed as Exhibits

     Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 2000

                                      HBK INVESTMENTS L.P.


                                      By:  /s/ Kevin O'Neal
                                           Authorized Signatory